SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q3 ’14 Earnings Results

I. Performance in Q3 2014 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q3 14	Q2 14	Q3 13	QoQ	YoY
Quarterly Results
Revenues	6,547	5,979	6,579	9.5%	-0.5%
Operating Income	474	163	389	190.7%	21.8%
Income before Tax	432	293	403	47.5%	7.3%
Net Income	354	256	239	38.3%	47.9%

II. IR Event of Q3 2014 Earnings Results

1. Provider of Information: IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q3 14 Earnings Results of LG Display

4. Date & Time:	16:00 (KST) on October 22, 2014 in Korean
10:30 (KST) on October 23, 2014 in English

5. Venue & Method:	1) Earnings release conference in Korean:

• Auditorium, B1 floor, LG Twin Towers (East Tower) 128, Youngdungpo-gu, Seoul

2) Conference call in English:

• Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1)	Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Jeehae Choi, Senior Manager, IR Team (82-2-3777-0787)

David Kim, Manager, IR Team (82-2-3777-2387)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q3 14 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q3 14 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG DISPLAY REPORTS THIRD QUARTER 2014 RESULTS

SEOUL, Korea (Oct. 22, 2014) – LG Display reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending September 30, 2014.

•	Revenues in the third quarter of 2014 increased by 9% to KRW 6,547 billion from KRW 5,979 billion in the second quarter of 2014 and decreased slightly from KRW 6,579 billion in the third quarter of 2013.

•	Operating profit in the third quarter of 2014 was KRW 474 billion, a quarter-on-quarter increase of 191% from an operating profit of KRW 163 billion and a year-on-year increase of 22% from the operating profit of KRW 389 billion.

•	EBITDA in the third quarter of 2014 was KRW 1,295 billion, a quarter-on-quarter increase of 28% from KRW 1,008 billion and a year-on-year increase of 1% from KRW 1,281 billion.

•	Net income in the third quarter of 2014 was KRW 354 billion compared with net income of KRW 256 billion in the second quarter of 2014 and with net income of KRW 240 billion in the third quarter of 2013.

LG Display almost tripled its operating profit in the third quarter of 2014 compared to the previous quarter based on its product differentiation strategy and industry-leading technologies. The company posted its tenth straight quarterly operating profit at KRW 474 billion, a quarter-on-quarter increase of 191% and a year-on-year increase of 22%, driven by increased shipments of small- and medium-size panels such as high-resolution panels for mobile devices, and by an increased share of large-size panels due to the trend towards larger size TVs. In addition, seasonal demand growth and a favorable pricing trend in large-size panels improved the results.

“LG Display has been focusing on expanding its profit base through technology differentiation for each product segment and on strengthening its market position in the premium market,” said Sang-Beom Han, CEO of LG Display. “We will continue to generate profits with innovative technologies and products that will lead the market.”

LG Display shipped a total of 9.65 million square meters of net display area in the third quarter of 2014, an increase of 3% quarter-on-quarter. Average selling price per square meter (ASP/m2) increased by 7% to USD 658 due to increased shipments of small- and medium-size displays with higher average selling prices per area. TFT-LCD panels for TVs, mobile devices, monitors, tablets, and notebook PCs accounted for 42%, 19%, 17%, 12%, and 10% respectively on a revenue basis in the third quarter of 2014.

With 99% in liability to equity ratio, 116% in current ratio, and 19% in net debt to equity ratio as of September 30, 2014, the financial structure of the company remains stable.

Outlook

The following forecast is based on information as of October 22, 2014. The Company does not expect to update its estimates until the next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

“In the third quarter, panel prices showed an upward trend as a tight supply situation continued due to increased demand for large-size panels. In addition, our average selling price per square meter increased because of a change in the product mixture resulting from larger shipments of small- and medium-size panels,” said Don Kim, CFO of LG Display. “LG Display anticipates display area shipments to increase by a mid single digit percentage given that the fourth quarter is the peak season. With overall prices expected to remain stable, we anticipate profits to improve sequentially with a larger share of shipments in the small- and medium-size panels which have higher prices per area.”

Note: Estimates contained in this statement are based in accordance with the amendment to K-IFRS 1001. Operating profit is defined as earnings after the cost of sales and operating costs are deducted from total revenue.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on October 22, 2014 at 4 p.m. Korea Standard Time at the Auditorium (B1), Twin Towers, East Tower, Yeouido, Seoul, Korea. An English language conference call will follow on October 23, 2014 at 10:30 a.m. Korea Standard Time, on October 23, 9:30 p.m. EDT and on October 24, 2:30 a.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109541#. Please receive your personal pin code prior to the conference call at http://pin.teletogether.com/eng; please key in 9999 on the main page to receive a personal pin code.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies including thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs, and flexible displays. The company manufactures and provides TFT-LCD panels in a broad range of sizes and specifications for use in TVs, monitors, notebook PCs, and various other applications including mobile devices and tablets. LG Display currently operates fabrication facilities in Korea and China, and back-end assembly facilities in Korea, China, Poland, and Mexico. The company has a total of 53,000 employees operating worldwide. Please visit www.lgdisplay.com or www.lgdnewsroom.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Hee Yeon Kim, Head of Investor Relations Tel: +822-3777-1010
Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Public Relations	Jean Lee, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1689
Email: bsleeb@lgdisplay.com	Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: October 22, 2014	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Vice President / IR Division